UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October, 2022

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

___________________________

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

EXPLANATORY NOTE:

Central Puerto is amending the numbers of the column: “Number of shares and/or ADR” and “Number of equivalent shares” corresponding to NYSE to align it with what was presented to the Argentinian regulator BYMA.

BUENOS AIRES, October 20, 2022

COMISIÓN NACIONAL DE VALORES (“CNV”)

Deputy Management of Issuing Companies

25 de Mayo 175

City of Buenos Aires

To Issuance Companies

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)

Sarmiento 299

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO (“MAE”)

San Martin 344

City of Buenos Aires

Subject: Material News

Dear Mr./Mrs.,

It is a pleasure to contact you in my capacity as Head of Market Relations of Central Puerto S.A. (the “Company”) in compliance of Article 11, Section II, Chapter I, Title II of CNV Regulations (N.T. 2013) so as to inform you that CP RENOVABLES S.A. (“CPR”), a subsidiary of the Company, has acquired shares issued by Central Puerto S.A. under the terms of Section 64 and subsequent sections of the Capital Market Act No. 26 831 and the regulations of Comisión Nacional de Valores.

In that regard, we inform that CPR acquired own book-entry common shares with a face value of $1 (one ARS) carrying 1 (one) vote each (the “Shares”) as follows:

Market	Operation date	Liquidation date	Number of shares and/or ADR	Number of equivalent shares	Average price per share and/or ADR	Total amount
BYMA	10/20/2022 (month/day/year)	10/24/2022 (month/day/year)	17,430	17,430	ARS 124.88	ARS 2,169,709.99
NYSE	10/20/2022 (month/day/year)	10/24/2022 (month/day/year)	2,856	28,560	US$ 4.14	US$ 11,845.95

In addition, it is informed that acquisitions made in the same day did not exceed 25% of the average volume of daily transactions for the Company's shares during the previous 90 (ninety) working days.

With no further business at present, I remain sincerely yours,

Leonardo Marinaro

Head of Market Relations

 Central Puerto S.A.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: October 24, 2022	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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